Exhibit 1.1
EXECUTION COPY

THE CHILDREN’S INTERNET, INC.
THE CHILDREN’S INTERNET HOLDING COMPANY, LLC

CONTROL AGREEMENT

This Control Agreement (this “Agreement”) is made and entered into as of October 29, 2008, by and among The Children’s Internet, Inc., a Nevada corporation (“TCI”), The Children’s Internet Holding Company, LLC, a Delaware limited liability company (“TCIH”) and the individual directors of TCI set forth on the signature page hereof (the “Directors”).

RECITALS

WHEREAS, each of the parties hereto believes it is in their best interests to take the actions set forth in this Agreement on the terms and conditions set forth below.

AGREEMENT

NOW, THEREFORE, in consideration for the mutual promises and covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.    Appointment of Richard J. Lewis III as Chief Executive Officer. On the date hereof, Richard J. Lewis III shall be appointed as Chief Executive Officer of TCI and the current Chief Executive Officer of TCI shall at the same time resign. TCI shall make all required SEC filings in connection with such appointment.

2.    Board of Director Matters.

(a)     On the date hereof, Richard J. Lewis III shall be appointed a director and Acting Chairman of TCI to fill the vacancy that currently exists on the Board of Directors of TCI (the “Board”).

(b)     On the date hereof, each current director of TCI other than Mr. Lewis shall submit their irrevocable resignation from the Board, which resignations shall be effective upon the expiration of the 10-day period set forth in Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 14f-1”). Such period shall be referred to herein as the Rule 14f-1 Period. TCI shall as soon as practicable after execution of this Agreement file the information statement described in Rule 14f-1.

(c)     On the date hereof, TCIH shall appoint at least 2 directors to fill the vacancies created by the resignations set forth in paragraph (b) hereof, which appointments shall also be effective upon the expiration of the Rule 14f-1 Period.

(d)     After the expiration of the Rule 14f-1 Period TCI shall, as soon as practically possible, call an annual or special meeting of the stockholders for the purpose of (i) electing directors, (ii) voting on a proposed merger of TCI and TCIH, and (iii) such other matters as the new Board shall deem appropriate.

(e)     TCI shall take no actions, whether by amending its bylaws or otherwise, to cause the current indemnification obligations of TCI with respect to the Directors (including any Director who is or was also an officer) to be eliminated, reduced or otherwise compromised in any way.

(f)     The currently outstanding options that have been granted to members of the Board to date (as set forth on Exhibit A hereto) shall remain exercisable to the extent currently exercisable until the expiration date thereof and shall not be earlier terminated due to the resignation of the optionee as provided therein. TCI will grant no other options or equity interests of any kind or incur any other obligations of any kind to any of the Directors, or any other person until expiration of the Rule 14f-1 Period.

3.    Agreement with Respect to Shareholders’ Meeting Petition. Upon execution of this Agreement, TCIH shall cause the hearing in the Petition and Application for Order Compelling Shareholders' Meeting and Order to Show Cause and/or Petition for Writ of Mandamus to Compel Shareholders' Meeting, and the Order to Show Cause filed on behalf of TCI Holding against TCI and its Board members (Case No.:08 OC 00367 1B) (the “Petition”), currently scheduled for October 30, 2008, to be postponed indefinitely pending consummation of this Agreement. Upon expiration of the Rule 14f-1 Period, TCIH shall cause the Petition to be dismissed with prejudice and shall as soon as practicable thereafter deliver proof of such withdrawal to each party to this Agreement.

4.    TCI Property.  As soon as practicable after Mr. Lewis’ appointment as CEO the Directors shall cause the delivery to Mr. Lewis on behalf of TCI all documents and property of TCI currently in their possession or the possession of former officers or directors.

5.    Status of Prior Agreements; Integration. The parties agree and acknowledge that all prior agreements between or among the parties hereto, whether written or oral, are terminated, void, expired or of no further effect. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof superseding all prior written or oral agreements.

6.    Further Instruments. The parties agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement.

7.    Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California as it applies to agreements between California residents, entered into and to be performed entirely within California.

8.    Severability. If any provision of this Agreement is held by a court to be invalid, void or unenforceable, the remaining provisions shall nevertheless continue in full force and effect without being impaired or invalidated in any way and shall be construed in accordance with the purposes and tenor and effect of this Agreement.

9.    Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

10.    Specific Enforcement. The parties acknowledge that monetary damages would be impossible to calculate and therefore elect to designate specific performance as the preferred remedy in the event of a breach of this Agreement by any party.

11.    Attorneys Fees. In any action at law or in equity to enforce or alleging breach of this Agreement the prevailing party shall be entitled to require the payment of its attorneys fees by the non-prevailing party.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Children’s Internet, Inc.		The Children’s Internet Holding Company, LLC

Signature:	/s/ Tyler Wheeler	Signature:	/s/ Richard J. Lewis III

Print Name:	Tyler Wheeler	Print Name:	Richard J. Lewis III

Title:	Chief Executive Officer	Title:	Managing Member

The Directors:

Signature:	/s/ Jamshid Ghosseiri

Print Name:	Jamshid Ghosseiri	Signature:	/s/ Roger Campos

Signature:	/s/ Tyler Wheeler	Print Name:	Roger Campos

Print Name:	Tyler Wheeler